

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 4, 2019

Lawrence D. Martin
Chief Financial Officer
Hallador Energy Company
1660 Lincoln Street, Suite 2700
Denver, CO 80264-2701

  Re: Hallador Energy Company
    Form 10-K for Fiscal Year Ended December 31, 2017
    Filed March 13, 2018
    File No. 001-34743

Dear Mr. Martin:

  We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

           Sincerely,

           Division of Corporation Finance
           Office of Beverages, Apparel and Mining